                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                  The Profit Recovery Group International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743 168 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Nathan Kirsh
                                  Natex Village
                                    Ezulwini
                                    Swaziland
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------                            --------------------------
  CUSIP No.: 743 168 106               13D
--------------------------                            --------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                Ki Corporation Ltd
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP               (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                      OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Liberia
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES                                                        2,210,191
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                           0
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING                                                      2,210,191
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                      0
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,210,191
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            4.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                             OO
--------------------------------------------------------------------------------

--------------------------                            --------------------------
  CUSIP No.: 743 168 106               13D
--------------------------                            --------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                Eurona Foundation
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                      OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Liechtenstein
--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER
         SHARES                                                           48,600
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                           0
          OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER
        REPORTING                                                         48,600
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                      0
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          48,600
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.1%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                             OO
--------------------------------------------------------------------------------

         This Amendment No. 1, which amends and supplements Item 5 of the
Schedule 13D filed with the United States Securities and Exchange Commission on August 19, 1999, is being filed by Ki Corporation Ltd and Eurona Foundation. The purpose of this amendment is to report the sale of 488,000 shares of Common Stock of The Profit Recovery Group International, Inc. by Ki Corporation Ltd. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Company's definitive proxy statement, filed with the Securities and Exchange Commission on August 27, 1999, relating to the Special Meeting of Stockholders of the Company to be held on September 30, 1999, states that, as of August 2, 1999, there were 41,320,247 shares of Common Stock outstanding. On August 19, 1999, the Company issued 6,114,375 shares of Common Stock in connection with the acquisition of the issued share capital and other equity interests of Meridian. On August 31, 1999, in connection with the acquisition of substantially all of the assets of PRS International, Ltd. ("PRS"), the Company issued 1,113,043 unregistered shares of the Company's common stock to the former owners of PRS. The shares of Common Stock referred to in the preceding two sentences of this paragraph (a) were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The percentages set forth in this Item 5(a) were derived using the sum of such numbers.

         As of November 16, 1999, Ki Corporation Ltd is the beneficial owner of 2,210,190 shares of Common Stock, which constitute approximately 4.6% of the outstanding shares of Common Stock, and Eurona Foundation is the beneficial owner of 48,600 shares of Common Stock, which constitute approximately 0.1% of the outstanding shares of Common Stock No shares of Common Stock are beneficially owned by any of the persons listed on Annex A.

         (b) Each of Ki Corporation Ltd and Eurona Foundation has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) In a series of sales transactions between October 26, 1999 and November 12, 1999 listed below, Ki Corporation Ltd sold 488,000 shares of Common Stock of the Company at an average price of $40.07 per share. As of November 1, 1999, Ki Corporation Ltd had sold a total of 325,000 shares, which reduced the percentage of the Common Stock of the Company owned by Ki Corporation below 5%. As of November 12, 1999, Ki Corporation had sold a total of 488,000 shares, which constituted a disposition of more than 1% of the class of securities. These sales were arranged through BancBoston Robertson Stephens with RBC Dominion Securities (Royal Bank of Canada) being the purchaser.

         Date            Number of Shares Sold        Price Per Share
         ----            ---------------------        ---------------

       10/26/99                         40,000               $41.6250
       10/26/99                         10,000                41.6875
       10/28/99                          5,000                39.5000
       10/28/99                          5,000                40.7500
       10/28/99                          5,000                40.3125
       10/29/99                         20,000                40.0000
       10/29/99                         30,000                40.1250
       10/29/99                         40,000                40.3750
       10/29/99                         20,000                40.5000
       10/29/99                         10,000                40.6250
       10/29/99                         20,000                40.6875
       10/29/99                         10,000                40.8125
       10/29/99                         10,000                41.0000
       10/29/99                         15,000                41.1875
       10/29/99                         15,000                41.4375
       10/29/99                          5,000                41.5000
       11/01/99                         15,000                41.8125
       11/01/99                         15,000                41.8750
       11/01/99                         10,000                41.9375
       11/01/99                         10,000                42.0625
       11/01/99                         10,000                42.1875
       11/01/99                          5,000                42.3125
       11/03/99                         20,000                42.0000
       11/03/99                          5,000                42.2500
       11/03/99                          5,000                42.3125
       11/03/99                         10,000                42.4375
       11/03/99                         10,000                42.6250
       11/03/99                         10,000                43.0000
       11/03/99                          5,000                43.1250
       11/03/99                         35,000                43.2500
       11/03/99                         10,000                43.3750
       11/04/99                         15,000                43.5000
       11/04/99                          5,000                43.5625
       11/05/99                         20,000                43.5000
       11/05/99                          5,000                43.7500
       11/12/99                          8,000                40.4375
                                      --------               --------
                                       488,000               $40.0700

         (d) Of the 2,210,190 shares of Common Stock beneficially owned by Ki Corporation Ltd and the 48,600 shares of Common Stock beneficially owned by Eurona Foundation, 269,819 shares and 4,859 shares, respectively (the "Escrow Shares"), are subject to the Indemnity Escrow and Stock Pledge Agreement, dated 19 August 1999, among the Company, the Vendors, Mr. Nathan Kirsh (as the Vendors' representative) and First Union National Bank, as escrow agent (the "Escrow Agreement"). The Escrow Agreement provides that the Escrow Shares shall form part of the escrow account held by the escrow agent to satisfy potential warranty and indemnity claims under the Sale and Purchase Agreement in respect of which a determination is made during the period August 19, 1999 through August 19, 2000. During such period, any dividends paid on the Escrow Shares and any proceeds of sale from the Escrow Shares shall be deposited into the escrow account and shall be held by the escrow agent subject to the provisions of the Escrow Agreement.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: November 26, 1999                     KI CORPORATION LTD


                                            By: /s/ Myra A. Salkinder
                                                --------------------------------
                                                Name:  MYRA A. SALKINDER
                                                Title: Director


                                            EURONA FOUNDATION


                                            By: /s/ Nathan Kirsh
                                                --------------------------------
                                                Name:  NATHAN KIRSH
                                                Title: Foundation Council Member